Via Facsimile and U.S. Mail
Mail Stop 6010

June 13, 2008

Mr. Abraham Havron
Chief Executive Officer
Modigene Inc.
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140

Re: Modigene Inc.
Form 10-KSB for the Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-52691

Dear Mr. Havron:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the Year Ended December 31, 2007

General

1. The file number on the cover page of your document does not agree with the file number, 000-52691, used in the EDGAR system.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1:- General

b. Reverse Acquisition of Modigene inc., a Delaware corporation, page 50

2. Please tell us how you determined that a charge for purchased in-process development was appropriate under generally accepted accounting principles, when you state that the reverse merger was accounted for a recapitalization. Purchased in-process research and development charges typically occur in a transaction accounted for as a business combination as discussed in paragraph 42 of SFAS 141. By contrast, in a recapitalization, no goodwill or intangible assets are recorded since no business combination has occurred.

3. Further, your disclosure in the statement of stockholders' equity shows the in-process research and development charge as an increase to stockholders' equity of $11.0 million. In a reverse merger recapitalization, the financial statements are those of the operating company since inception, with certain equity accounts (i.e. - common stock and additional paid-in-capital) retroactively restated to reflect the capital structure of the combined company. A recapitalization is treated for accounting purposes as the issuance of stock by the operating company to acquire the net monetary assets of the public shell. The cost of the recapitalization is usually based on the value of the net monetary assets of the shell and any direct transaction costs of the recapitalization should be charged directly to equity but only to the extent of the cash received from the shell. Costs in excess of the cash received are normally charged to expense. Please explain to us how your accounting complies with generally accepted accounting principles.

Item 8A(T). Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 66

4. You disclose that "we are currently in the process of implementing internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, utilizing the COSO framework."   Please tell us the framework used by management to evaluate the effectiveness of internal control over financial reporting. Refer to Item 308T(a)(2) of Regulation S-B.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant